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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   ---------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)*



                             Two Way TV (US), Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   90211N105
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               November 18, 2002
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


--------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 Page 1 of 12

CUSIP No. 90211N105                    13G

-------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Comcast Corporation (formerly named AT&T Comcast Corporation)
        27-0000798
-------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
  3.    SEC USE ONLY

-------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania
-------------------------------------------------------------------------------
                                5.      SOLE VOTING POWER         -0-
                              -------------------------------------------------
  NUMBER OF SHARES              6.      SHARED VOTING POWER       -7,773,815*-
 BENEFICIALLY OWNED           -------------------------------------------------
  BY EACH REPORTING             7.      SOLE DISPOSITIVE POWER    -0-
     PERSON WITH              -------------------------------------------------
                                8.      SHARED DISPOSITIVE POWER  -7,773,815*-
-------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -7,773,815*-
-------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        8.1%
-------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

* Of the 7,773,815 shares of Common Stock, par value $.001 per share of Two Way TV (US), Inc. ("Common Stock"), that are reported as beneficially owned by the Reporting Person, TCI Technology Management, LLC owns 380,850 shares of Common Stock, TCI Programming Holding Company III owns 7,041,506 shares of Common Stock, and TCI Development, LLC owns 351,459 shares of Common Stock.

CUSIP No. 90211N105                    13G

-------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Comcast Cable Communications Holdings, Inc. (formerly named
        AT&T Broadband Corp.)
-------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
  3.    SEC USE ONLY

-------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                                5.      SOLE VOTING POWER         -0-
                              -------------------------------------------------
  NUMBER OF SHARES              6.      SHARED VOTING POWER       -7,773,815*-
 BENEFICIALLY OWNED           -------------------------------------------------
  BY EACH REPORTING             7.      SOLE DISPOSITIVE POWER    -0-
     PERSON WITH              -------------------------------------------------
                                8.      SHARED DISPOSITIVE POWER  -7,773,815*-
-------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -7,773,815*-
-------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        8.1%
-------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

* Of the 7,773,815 shares of Common Stock, par value $.001 per share of Two Way TV (US), Inc. ("Common Stock"), that are reported as beneficially owned by the Reporting Person, TCI Technology Management, LLC owns 380,850 shares of Common Stock, TCI Programming Holding Company III owns 7,041,506 shares of Common Stock, and TCI Development, LLC owns 351,459 shares of Common Stock.

CUSIP No. 90211N105                    13G

-------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Comcast Cable Holdings, LLC (formerly named AT&T Broadband, LLC)
-------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
  3.    SEC USE ONLY

-------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                                5.      SOLE VOTING POWER         -0-
                              -------------------------------------------------
  NUMBER OF SHARES              6.      SHARED VOTING POWER       -7,773,815*-
 BENEFICIALLY OWNED           -------------------------------------------------
  BY EACH REPORTING             7.      SOLE DISPOSITIVE POWER    -0-
     PERSON WITH              -------------------------------------------------
                                8.      SHARED DISPOSITIVE POWER  -7,773,815*-
-------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -7,773,815*-
-------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        8.1%
-------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

* Of the 7,773,815 shares of Common Stock, par value $.001 per share of Two Way TV (US), Inc. ("Common Stock"), that are reported as beneficially owned by the Reporting Person, TCI Technology Management, LLC owns 380,850 shares of Common Stock, TCI Programming Holding Company III owns 7,041,506 shares of Common Stock, and TCI Development, LLC owns 351,459 shares of Common Stock.

CUSIP No. 90211N105                    13G

-------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TCI Technology Management, LLC
-------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
  3.    SEC USE ONLY

-------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                                5.      SOLE VOTING POWER         -0-
                              -------------------------------------------------
  NUMBER OF SHARES              6.      SHARED VOTING POWER       -7,422,356*-
 BENEFICIALLY OWNED           -------------------------------------------------
  BY EACH REPORTING             7.      SOLE DISPOSITIVE POWER    -0-
     PERSON WITH              -------------------------------------------------
                                8.      SHARED DISPOSITIVE POWER  -7,422,356*-
-------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -7,422,356*-
-------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        7.8%
-------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

* Of the 7,422,356 shares of Common Stock, par value $.001 per share of Two Way TV (US), Inc. ("Common Stock"), that are reported as beneficially owned by the Reporting Person, 380,850 shares of Common Stock are owned by the Reporting Person and 7,041,506 shares of Common Stock are owned by TCI Programming Holding Company III, a wholly owned subsidiary of the Reporting Person.

CUSIP No. 90211N105                    13G

-------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TCI Programming Holding Company III
-------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
  3.    SEC USE ONLY

-------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                                5.      SOLE VOTING POWER         -0-
                              -------------------------------------------------
  NUMBER OF SHARES              6.      SHARED VOTING POWER       -7,041,506-
 BENEFICIALLY OWNED           -------------------------------------------------
  BY EACH REPORTING             7.      SOLE DISPOSITIVE POWER    -0-
     PERSON WITH              -------------------------------------------------
                                8.      SHARED DISPOSITIVE POWER  -7,041,506-
-------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -7,041,506-
-------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        7.1%
-------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

     Two Way TV (US) Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

     6300 Wilshire Blvd., Suite 1750, Los Angeles, California 90048

Item 2(a). Names of Persons Filing:

     This statement is filed on behalf of the persons identified below (the "Reporting Persons").

     Comcast Corporation

     Comcast Cable Communications Holdings, Inc.

     Comcast Cable Holdings, LLC

     TCI Technology Management, LLC

     TCI Programming Holding Company III

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of Comcast Corporation, Comcast Cable Communications Holdings, Inc., Comcast Cable Holdings, LLC and TCI Technology Management, LLC is 1500 Market Street, Philadelphia, PA 19102-2148, c/o Comcast Corporation.

     The address of the principal business office of TCI Programming Holding Company III is 1201 North Market Street, Suite 1405, Wilmington, Delaware 19801, c/o Comcast Capital Corporation.

Item 2(c). Citizenship:

     Comcast Corporation - Pennsylvania

     Comcast Cable Communications Holdings, Inc. - Delaware

     Comcast Cable Holdings, LLC - Delaware

     TCI Technology Management, LLC - Delaware

     TCI Programming Holding Company III - Delaware

Item 2(d). Title of Class of Securities:

     Common Stock, par value $.001 per share ("Common Stock")

Item 2(e). CUSIP Number:

     90211N105

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [ ]  Broker or dealer registered under Section 15 of the Exchange Act;

     (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

     (e) [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a) Amount beneficially owned:  7,773,815*

     (b) Percent of class:  8.4%

     (c) Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:  0

         (ii)  Shared power to vote or to direct the vote:  7,773,815*

        (iii)  Sole power to dispose or to direct the disposition of:  0

         (iv)  Shared power to dispose or to direct the disposition of:
               7,773,815*

* Of the shares of Common Stock that are reported as beneficially owned by the Reporting Persons, 2,942,907 shares of Common Stock have not yet been surrendered for exchange in the merger between the Issuer and Interactive Network, Inc. pursuant to which each share of Interactive Network, Inc. stock was converted into the right to receive one share of Common Stock. Of such 2,942,907 shares of Common Stock, 300,000 shares of Common Stock are subject to litigation and may be delivered to a third party upon settlement of such litigation.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

     Comcast Cable Communications Holdings, Inc. is a direct, wholly owned subsidiary of Comcast Corporation.

     Comcast Cable Holdings, LLC is a direct, wholly owned subsidiary of Comcast Cable Communications Holding, Inc.

     TCI Development LLC, a direct, wholly owned subsidiary of Comcast Cable Holdings, LLC, owns 351,459 shares of Common Stock.

     TCI Technology Management, LLC, a direct, wholly owned subsidiary of Comcast Cable Holdings, LLC, owns 380,850 shares of Common Stock.

     TCI Programming Holding Company III, a direct, wholly owned subsidiary of TCI Technology Management, LLC, owns 7,041,506 shares of Common Stock.

Item 8. Identification and Classification of Members of the Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Date: January 27, 2003


                                            COMCAST CORPORATION


                                            By: /s/ Arthur R. Block
                                               ---------------------------------
                                               Name:  Arthur R. Block
                                               Title: Senior Vice President


                                            COMCAST CABLE COMMUNICATIONS
                                            HOLDINGS, INC.


                                            By: /s/ Arthur R. Block
                                               ---------------------------------
                                               Name:  Arthur R. Block
                                               Title: Senior Vice President


                                            COMCAST CABLE HOLDINGS, LLC


                                            By: /s/ Arthur R. Block
                                               ---------------------------------
                                               Name:  Arthur R. Block
                                               Title: Senior Vice President


                                            TCI TECHNOLOGY MANAGEMENT, LLC


                                            By: /s/ Arthur R. Block
                                               ---------------------------------
                                               Name:  Arthur R. Block
                                               Title: Senior Vice President


                                            TCI PROGRAMMING HOLDING COMPANY III


                                            By: /s/ Judie M. Dionglay
                                               ---------------------------------
                                               Name:  Judie M. Dionglay
                                               Title: Vice President

                                   SCHEDULES


Schedule I Joint Filing Agreement dated January 27, 2003 among Comcast
           Corporation, Comcast Cable Communications Holdings, Inc., Comcast Cable Holdings, LLC, TCI Technology Management, LLC and TCI Programming Holding Company III.

                                                                     SCHEDULE I


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that Schedule 13G with respect to the Common Stock, par value $.001 per share, of Two Way TV
(US), Inc. shall be filed on behalf of each of the undersigned and acknowledges that as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall constitute one and the same instrument.

     Date: January 27, 2003

                                            COMCAST CORPORATION


                                            By: /s/ Arthur R. Block
                                               ---------------------------------
                                               Name:  Arthur R. Block
                                               Title: Senior Vice President


                                            COMCAST CABLE COMMUNICATIONS
                                            HOLDINGS, INC.


                                            By: /s/ Arthur R. Block
                                               ---------------------------------
                                               Name:  Arthur R. Block
                                               Title: Senior Vice President


                                            COMCAST CABLE HOLDINGS, LLC


                                            By: /s/ Arthur R. Block
                                               ---------------------------------
                                               Name:  Arthur R. Block
                                               Title: Senior Vice President


                                            TCI TECHNOLOGY MANAGEMENT, LLC


                                            By: /s/ Arthur R. Block
                                               ---------------------------------
                                               Name:  Arthur R. Block
                                               Title: Senior Vice President


                                            TCI PROGRAMMING HOLDING COMPANY III


                                            By: /s/ Judie M. Dionglay
                                               ---------------------------------
                                               Name:  Judie M. Dionglay
                                               Title: Vice President